UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  November 4, 2009

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

November 4, 2009	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES THE APPOINTMENT OF INVESTOR RELATIONS CONSULTANTS

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), the OTCBB (ASXSF) is pleased to announce it has retained Progressive IR Consultants Corp. (“Progressive”) as its investor relations and corporate communications service provider.  Progressive is a Vancouver based company owned by Kris Kottmeier, an investor relations professional with over 13 years of experience providing investor relations services for public companies.  Progressive has been retained for a period of one year, and will be responsible for the dissemination of corporate data packages, broker presentations, broker communications, mining analyst communications, attending trade shows and handling all shareholder enquiries regarding the Company.  Progressive will receive $7,500.00 (plus G.S.T) per month in remuneration and be reimbursed for all approved expenses and the Company will grant Progressive stock options to acquire 500,000 shares in the capital of the Company at an exercise price of $0.20.  The agreement and grant of options is subject to TSX Venture Exchange approval.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in North America. The Company is committed to creating long term shareholder value through the discovery of base and precious metals.

INVESTOR RELATIONS

Investors are welcomed to contact Andrew Mugridge or Benjamin Curry of Progressive Investor Relations for all corporate updates and shareholder inquiries at (604) 689-2881, or Allan Feldman (604) 948-9663, or Morgan Brewster, Corporate Development, Alberta Star at (778) 989-2739 or mbrewster@alberta-star.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

In the interest of providing the Company's shareholders and potential investors with information regarding the Company, including the appointment of Progressive as the Company’s investor relations consultant, certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target”, and similar words suggesting future events or future performance.  In particular, this press release contains, without limitation, forward-looking statements pertaining to the following: expectations of management regarding the engagement of Progressive and the effect of the engagement on the Company's operations.

With respect to forward-looking statements contained in this press release, we have made assumptions regarding, among other things: the ability of the Company to obtain the necessary TSX Venture Exchange approval required in order to proceed with the proposed agreement.  Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that contribute to the possibility that the predictions, forecasts, projections, and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, the following: that the proposed agreement may not proceed when planned or at all or on the terms and conditions set forth herein; the failure of the Company to obtain the necessary TSX Venture Exchange approval required in order to proceed with the proposed agreement and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document.  Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.  The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Statements contained in this news release relating to future results, events, and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling, and other factors which may cause the actual results, performance, estimates, projections, resource potential, interpretations, prognoses, schedules, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company' annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission and available in Canada at www.sedar.com.